EXHIBIT 99.1

Equinox Gold and Leagold Shareholders Approve Merger to Create a Premier Americas Gold Producer

VANCOUVER, Jan. 28, 2020 /CNW/ - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold") and Leagold Mining Corporation (TSX: LMC, OTCQX: LMCNF) ("Leagold") are pleased to announce that both Equinox Gold and Leagold shareholders approved all matters voted on at their respective special meetings of shareholders held earlier today, approving the transaction announced on December 16, 2019 to combine the companies, creating one of the world's top gold producing companies operating entirely in the Americas.

Equinox Gold Voting Results

The transaction was approved by 99.88% of the votes cast by Equinox Gold shareholders, with shareholders holding 51,255,001 shares or 45.18% of the outstanding shares of the Company present in person or represented by proxy at the meeting.

Resolution	Votes for	% for	Votes against	% against
Shareholder vote	51,191,609	99.88%	63,392	0.12%
Disinterested shareholder vote[1]	37,824,914	99.59%	156,019	0.41%

[1]	Approving the non-brokered private placement of common shares of Equinox Gold to Mr. Ross Beaty, Chairman of Equinox Gold

Leagold Voting Results

The transaction was approved by 99.73% of the votes cast by Leagold shareholders, with shareholders holding 212,463,328 shares or 74.57% of the outstanding shares of the Company present in person or represented by proxy at the meeting.

Resolution	Votes for	% for	Votes against	% against
Shareholder vote	211,896,563	99.73%	566,765	0.27%
Securityholder vote[1]	229,692,380	99.75%	566,765	0.25%
Minority vote[2]	202,729,813	99.72%	566,765	0.28%

[1]	Shareholders and option holders
[2]	Shareholders, excluding shares held by Neil Woodyer, Doug Reddy and Doug Bowlby

On closing of the transaction, Leagold shareholders will receive 0.331 of an Equinox Gold share for each Leagold share held. Existing Equinox Gold and Leagold shareholders will own approximately 55% and 45% of the merged company, respectively, on an issued share basis. The merged company will continue as Equinox Gold with the ticker symbol EQX on both the Toronto Stock Exchange (TSX) and the NYSE American Stock Exchange (NYSE-A). Equinox Gold warrants will continue trading as EQX.WT on the TSX and EQXWF on the OTC markets, with no change to the exercise price or expiration date.

The transaction is expected to close in February, subject to regulatory approvals, including approvals from the TSX, the NYSE-A and other customary conditions.

About Equinox Gold

Equinox Gold is a Canadian mining company with a multi-million-ounce gold reserve base and growth potential from three wholly owned gold mines. The Company is producing gold from its Mesquite gold mine in California and its Aurizona gold mine in Brazil and is constructing its Castle Mountain gold mine in California with the target of pouring gold in Q3-2020. Equinox Gold is listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com.

About Leagold

Leagold is a mid-tier gold producer with a focus on opportunities in Latin America. Leagold is based in Vancouver, Canada and owns four operating gold mines in Mexico and Brazil, along with a near-term gold mine restart project in Brazil and an expansion project at the Los Filos mine complex in Mexico. Leagold is listed on the TSX under the trading symbol LMC and trades on the OTCQX market as LMCNF. For more information please visit www.leagold.com.

Cautionary Notes & Forward-looking Statements

This news release includes certain statements that constitute "forward-looking statements", and "forward-looking information" within the meaning of applicable securities laws collectively "forward-looking statements". These include statements regarding Equinox Gold and Leagold's current expectations of the officers and directors of Equinox Gold and Leagold (the "Companies") with respect to the timing of closing. When used in this news release, words such as "will", "would", "expect", "target", "potential", "objective", "subject to", "expected to" and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results "may", "could", "would", "should", "occur" or "be achieved" or the negative connotation of such terms. As well, forward-looking statements may relate to future outlook and anticipated events, such as the consummation and timing of the Transaction; the satisfaction of the conditions precedent to the Transaction; the strengths, characteristics and potential of the combined company; and discussion of future plans, projections, objectives, estimates and forecasts and the timing related thereto. These forward-looking statements involve numerous risks and uncertainties, including the risk factors identified in the joint information circular for the Transaction and in Equinox Gold's Annual Information Form for the year ended December 31, 2018, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov, and Leagold's Annual Information Form for the year ended December 31, 2018, which is available on SEDAR at www.sedar.com. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, Equinox Gold and Leagold assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If either Equinox Gold or Leagold updates any one or more forward-looking statements, no inference should be drawn that the company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/January2020/28/c0563.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, CEO, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com; Leagold Contacts: Neil Woodyer, CEO, Meghan Brown, Vice President, Investor Relations, Tel: +1-604-398-4525, Email: mbrown@leagold.com

CO: Equinox Gold Corp.

CNW 16:12e 28-JAN-20